					Exhibit 99(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					Sept 30,
	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest	$116,076	$100,667	$76,756	$74,141	$85,418	$89,946
Interest applicable to rentals	7,951	6,496	6,359	5,595	4,585	4,542

Total fixed charges, as defined	124,027	107,163	83,115	79,736	90,003	94,488

Preferred dividends, as defined (a)	0	0	0	0	0	8,544

Combined fixed charges and preferred dividends, as defined	$124,027	$107,163	$83,115	$79,736	$90,003	$103,032

Earnings as defined:

Net Income	$132,550	$144,709	$146,154	$127,495	$128,082	$136,440
Add:
Provision for income taxes:
Total Taxes	86,287	84,765	97,408	79,475	96,819	93,269
Fixed charges as above	124,027	107,163	83,115	79,736	90,003	94,488

Total earnings, as defined	$342,864	$336,637	$326,677	$286,706	$314,904	$324,197

Ratio of earnings to fixed charges, as defined	2.76	3.14	3.93	3.60	3.50	3.43

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.76	3.14	3.93	3.60	3.50	3.15

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.